EXHIBIT 99.2

For further information contact:

Connie Matsui, Senior Vice President,

Planning & Resource Development

(858) 431-8656

IDEC to Receive $675 Million From Offering of Zero-Coupon Senior Convertible Notes

SAN DIEGO, Calif.—(BUSINESS WIRE)—April 24, 2002—IDEC Pharmaceuticals Corporation (Nasdaq:IDPH) today announced that it has agreed to the sale of 30-year zero-coupon senior notes that are convertible into shares of IDEC common stock. IDEC anticipates gross proceeds of $675 million, and expects to use a portion of those proceeds to fund the repurchase of up to $135 million of its outstanding common stock simultaneously with the issuance of the notes and the remainder for general corporate purposes, including facilities expansion, capital expenditures and working capital. The initial purchaser of the 30-year zero-coupon senior notes will also have a 30-day option to purchase additional 30-year zero-coupon senior notes to cover over-allotments, which would give IDEC up to approximately $75 million in additional gross proceeds.

The 30-year zero-coupon senior notes are being offered only to qualified institutional buyers at an initial offering price of $592.91 per $1,000 principal amount at maturity.  The issue price represents a yield-to-maturity of 1.75 percent per annum with an initial conversion premium of 35 percent.  Holders may convert each of the 30-year zero-coupon senior notes into 7.1881 shares of IDEC common stock at any time on or before the maturity date. Therefore, the 30-year zero-coupon senior notes are convertible in the aggregate into approximately 8.2 million shares of IDEC common stock or approximately 9.1 million shares of IDEC common stock if the initial purchaser exercises its over–allotment option.

The 30-year zero-coupon senior notes may not be redeemed by IDEC prior to the fifth anniversary of their issuance but are redeemable at any time on or after that date at accreted value. Alternatively, holders may convert their 30-year zero-coupon senior notes called for redemption into common stock. Holders of the 30-year zero-coupon senior notes will have the option to require IDEC to purchase their notes at accreted value on the third, fifth, tenth and fifteenth anniversaries of the issuance of the notes.  IDEC may choose to pay the purchase price in cash and/or shares of common stock.

This notice does not constitute an offer to sell or the solicitation of an offer to buy securities. Any offers of the securities will be made only by means of a private offering memorandum. The securities have not been, and will not be, registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

IDEC Pharmaceuticals focuses on the commercialization and development of targeted therapies for the treatment of cancer and autoimmune diseases.  IDEC’s antibody products act chiefly through immune system mechanisms, exerting their effect by binding to specific, readily targeted immune cells in the patient’s blood or lymphatic systems.

The statements made in this press release contain certain forward-looking statements that involve a number of risks and uncertainties.  Actual events or results may differ from IDEC’s expectations.  For example, the timing, success and cost of preclinical research and clinical studies, the timing, acceptability and review periods for regulatory filings, the timing of and ability to obtain regulatory approval of products, the achievement of future product sales, the level of manufacturing performance and the risk factors listed from time to time in IDEC’s SEC filings, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2001, may affect the actual results achieved by IDEC.  These forward-looking statements represent the company’s judgment as of the date of this release.  The company disclaims, however, any intent or obligation to update these forward-looking statements.

IDEC Pharmaceuticals is a registered U.S. trademark of the company.  The company’s headquarters are located at 3030 Callan Road, San Diego, CA 92121.